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                              June 8, 2023

       Roei Golan
       Chief Financial Officer
       Check Point Software Technologies Ltd.
       5 Shlomo Kaplan Street
       Tel Aviv 6789159 , Israel

                                                        Re: Check Point
Software Technologies Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 000-28584

       Dear Roei Golan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 4 Cash and Cash Equivalents, Short-Term Bank Deposits and Marketable Securities, page
       F-28

   1. Please provide us with a breakdown of your marketable securities by the following categories, for each
period presented. Please also revise your future 20-F filings to include this
information. We refer you to ASC 320-10-50-1B.

                                                              Debt securities
issued by the U.S. Treasury and other U.S. government agencies
                                                              Debt securities
issued by other governments
                                                              Corporate debt
securities


                                                        In closing, we remind
you that the company and its management are responsible for the
 Roei Golan
Check Point Software Technologies Ltd.
June 8, 2023
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.



FirstName LastNameRoei Golan                        Sincerely,
Comapany NameCheck Point Software Technologies Ltd.
                                                    Division of Corporation
Finance
June 8, 2023 Page 2                                 Office of Technology
FirstName LastName